November 1, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Colin Innes, Chief Executive Officer
Skillstorm Online Learning, Inc.
3518 Freemont Avenue, North, Suite 399
Seattle, Washington 98103

Re: Skillstorm Online Learning, Inc.
Form 1-A, Amendment 7 filed October 29, 2007
File No.: 24-10158

Dear Mr. Innes:

We have completed a preliminary reading of your registration statement. It appears that
your document fails to comply with the requirements of the Securities Act of 1933, the
rules and regulations under that Act, including Item (2) of Part F/S of Form 1-A.

The amendment number seven does not have the required financial statements. Please
revise to specifically include statements of operations, cash flows and changes in
stockholders' equity for the year ended December 31, 2006. The staff has deferred review
on this offering statement until they are filed in an amendment.

As long as it remains in its current form, we will not recommend acceleration of the
effective date of the offering statement. Also, note that should the offering statement
become effective in its present form, we would be required to consider what
recommendation, if any, we should make to the Commission. We suggest that you
consider submitting a substantive amendment to correct the deficiencies or a request for
withdrawal of the filing.

When we receive an amendment that complies with the above, we will recommence our
review and, if applicable, issue additional comments based on that review.

Closing Comments

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall

disclosure in your filing. You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Feel free to call Susann Reilly at (202) 551-3236 with other questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Healthcare Services

cc: Andrew Stolowitz, Esq.
Fax: 206-262-9545